SEACASTLE INC.
c/o Seacastle Operating Holdings LLC
1 Maynard Drive
Park Ridge, New Jersey 07656

May 1, 2009

Via EDGAR
Ms. Pamela Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Seacastle Inc. Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-146016)

Dear Ms. Long:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Seacastle Inc. (the “Company”) requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-146016) initially filed on September 12, 2007, as subsequently amended, together with all exhibits thereto (the “Registration Statement”), as of the date first set forth above.  The Company determined not to pursue the registration and sale of the securities covered by the Registration Statement.  No securities have been or will be sold pursuant to the Registration Statement.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact Joseph A. Coco of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3050.

Very truly yours,

/s/ Joseph Kwok
Joseph Kwok
Chief Executive Officer

cc: Joseph A. Coco